PRESS RELEASE

from ASSA ABLOY AB (publ)

7 August 2003
No. 14/03



REPORT FOR THE SECOND QUARTER OF 2003

- Sales amounted to SEK 5,930 M (6,245), up 6% in local currencies, minus 2% organic growth
- Income before tax decreased by 16% for the quarter and by 7% for the half year
- Operating margin, EBITA, was 13.0% (13.9) for the quarter
- Operating cash flow amounted to SEK 577 M for the quarter and SEK 1,142 M for the half year
- The new organization has increased its intensity in leveraging the Group strength

	Second quarter			Six months		
	2003	2002	Change	2003	2002	Change
Sales, SEK M	5,930	6,245	-5%	12,054	12,549	-4%
Whereof:						
→ *Organic growth*			*-2%*			*-1%*
→ *Acquisitions*			*8%*			*8%*
→ *FX-differences*	*-691*		*-11%*	*-1,420*		*-11%*
Operating margin, EBITA, %	13.0	13.9	-	13.4	13.8	-
→ *Adj. FX-diff. and acquisitions*		*13.3*	-		*13.1*	-
Income before tax, SEK M	407	484	-16%	875	944	-7%
Whereof:						
→ *FX-differences*	*-40*		*-8%*	*-93*		*-10%*
Operating cash flow, SEK M	577	886	-35%	1,142	1,528	-25%
Earnings per share (EPS), SEK	0.71	0.84	-15%	1.53	1.65	-7%
EPS excluding goodwill, SEK	1.34	1.48	-9%	2.82	2.93	-4%

SALES AND EARNINGS

Sales for the Group in the second quarter amounted to SEK 5,930 M (6,245), a decrease of 5%. Organic growth was minus 2%. Foreign exchange-rate variations when translating foreign subsidiaries' sales affected income negatively by SEK 691 M, which is minus 11%.

The acquired companies, mainly Besam, had a positive effect of 8% on the top line.

Deteriorated market conditions in several European markets have affected the sales negatively. In the North American market has the lock- and hardware related businesses continued to develop well while the Door group has experienced a decline in sales.

Sales for the half year totaled SEK 12,054 M (12,549), which represents a decrease of 4%. Organic growth was minus 1%. Acquired units contributed 8% to the increase in volume. Exchange-rate variations

affected sales negatively by SEK 1,420 M compared with 2002.

Operating income before depreciation, EBITDA, for the second quarter amounted to SEK 993 M (1,106). The corresponding margin was 16.7% (17.7).

The Group's operating income before goodwill amortization, EBITA, amounted to SEK 770 M (867) after negative currency effects of SEK 102 M. The EBITA margin amounted to 13.0% (13.9% – but the margin for the second quarter of 2002 for comparable units and comparable exchange rates amounted to 13.3%). The quarter's result includes restructuring and integration costs of around SEK 25 M.

Goodwill amortization amounted to SEK 237 M (232).

For the half year, operating income before depreciation, EBITDA, amounted to SEK 2,071 M (2,210). The corresponding margin was 17.2% (17.6). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 1,616 M (1,730) after negative currency effects of SEK 200 M. The EBITA margin amounted to 13.4% (13.8% – but the margin for the first half of 2002 for comparable units and comparable exchange rates amounted to 13.1%).

Income before tax in the second quarter totaled SEK 407 M (484), with a negative currency effect of SEK 40 M. The remaining difference is explained by lower volumes and increased restructuring costs.

Income before tax for the first half year was SEK 875 M (944), with a negative currency effect of SEK 93 M.

The Group's tax charge in the quarter totaled SEK 143 M (170), corresponding to an effective tax rate of 35% (35) in relation to income before tax.

Earnings per share for the quarter amounted to SEK 0.71 (0.84), with a negative currency effect of SEK 0.06 per share. The EPS before goodwill amortization was SEK 1.34 (1.48), with negative currency effect SEK 0.13 per share.

Earnings per share in the first half year amounted to SEK 1.53 (1.65), with negative currency effect SEK 0.12 per share. The EPS before goodwill amortization was SEK 2.82 (2.93), with negative currency effect SEK 0.26 per share.

Operating cash flow for the quarter was SEK 577 M – representing 142% of Income before tax – compared with SEK 886 M last year. Cash flow for the half year was SEK 1,142 M (1,528).

CORPORATE DEVELOPMENT

The strategy for ASSA ABLOY remains. The Group has entered into a phase where leverage of Group strength has been put into intensified focus. The new organization has now started this work and new initiatives within production and Supply Management has been put in place.

The initiatives include:

- Germany – consolidation of three manufacturing units into one
- Italy – moving and merger of two manufacturing units
- Scandinavia – concentration of component manufacturing
- UK – consolidation of OEM manufacturing, and outsourcing of low-end products to China
- Czech Republic – car-lock assembly transferred from the UK
- Spain – closing of redundant offices
- USA – consolidation of door-closer manufacture to Monroe, North Carolina
- Mexico – consolidation of locks production
- Besam USA – move to Yale premises

The activities already undertaken will reduce the Group's head count by some 700 people this year.

COMMENTS BY SEGMENT

The segments reflect the Group's newly introduced organizational structure, with three geographical segments – EMEA (Europe, Middle East & Africa), Americas and Asia Pacific – and one business segment for Global Technologies which comprise Door Automatics, Identification and ASSA ABLOY Hospitality.

EMEA

Second-quarter sales in EMEA (Europe, Middle East and Africa) amounted to EUR 277 M (299) with negative organic growth (minus 3%). Operating income before goodwill amortization amounted to EUR 35 M (41) with an EBITA margin of 12.6% (13.7). Return on capital employed before goodwill amortization was 24.5% (27.6). Operating cash flow before paid interest was EUR 33 M (57).

Sales for the half year totaled EUR 565 M (590) with negative organic growth (minus 2%). Operating income before goodwill amortization amounted to EUR 75 M (81) with an EBITA margin of 13.2% (13.7). Return on capital employed before goodwill amortization was 27.1% (26.6). Operating cash flow before paid interest was to EUR 59 M (80).

The EMEA markets have experienced a slowdown in sales. The uncertainties affecting the development of the general economy leads to more cautious inventory management in distribution. A number of projects have been delayed or put on hold. The restructuring activities, aiming at leveraging the Group strength, conducted in a number of countries are developing well.

Sweden and Norway suffered from a drop in market demand and higher expenses related to new product launches.

The German market is still depressed and is not yet showing signs of real recovery. The restructuring programs started earlier have not yet given any major impact why further initiatives have been taken.

In the UK and in Spain the underlying margins are now improving, albeit without any short term net effects due to the cost of restructuring.

The Italian operations are suffering from decreased sales on their export markets, which are mainly the Middle East and Central America.

France is managing to increase margins in a slow market by a strengthened position in DIY, as well as new products and other market initiatives. Finland, Benelux and Mul-T-Lock are all showing encouraging development, with growing sales and improving margins.

AMERICAS

Second-quarter sales in Americas amounted to USD 268 M (277) with negative organic growth (minus 3%). Operating income before goodwill amortization amounted to USD 41 M (44) with an EBITA margin of 15.3% (15.9). Return on capital employed before goodwill amortization was 38.4% (39.1). Operating cash flow before paid interest was USD 41 M (48).

Sales for the half year totaled USD 531 M (546) with negative organic growth (minus 2%). Operating income before goodwill amortization amounted to USD 83 M (83) with an EBITA margin of 15.5% (15.2). Return on capital employed before goodwill amortization was 38.4% (36.8). Operating cash flow before paid interest was USD 77 M (89).

Statistics from the USA indicate that the drop in new construction on the institutional side has leveled off during the quarter. Signs are slightly more positive, yet the uncertainty in the market remains.

The Door Group – representing two-thirds of the volume drop – is the unit most affected by the market conditions and the increased steel prices. On July 1 the remaining 20% minority stake in the US Door Group was acquired, in accordance with the original purchase agreement. This opens up for increased speed in tapping synergy effects in the whole door area.

Results from South America and Mexico have been poor in the quarter due to a surprisingly steep downturn in market conditions.

The Architectural Hardware Group (locks, cylinders, door closers and panic exit devices) continues to improve its performance, defying the lackluster market demand.

The Electromechanical and Residential Groups have continued to raise their margins, the latter with a high growth rate.

ASIA PACIFIC

Second-quarter sales in Asia Pacific amounted to AUD 72 M (74) with flat organic growth. Operating income before goodwill amortization amounted to AUD 9 M (9) with an EBITA margin of 12.5% (12.2). Return on capital employed before goodwill amortization was 24.7% (24.7). Operating cash flow before paid interest was AUD 12 M (7).

Sales for the half year totaled AUD 144 M (140) with organic growth of 5%. Operating income before goodwill amortization amounted to AUD 18 M (15) with an EBITA margin of 12.6% (10.7). Return on capital employed before goodwill amortization was 24.3% (19.5). Operating cash flow before paid interest was AUD 19 M (19).

The second quarter was a little weak, but the South Pacific is maintaining well the good progress it has achieved since the beginning of the year. Several market and business development projects are being launched. Interlock's successful OEM business continues to win new orders on export markets.

Asia developed more slowly, especially at the beginning of the period. The fear of the SARS epidemic has had no significant impact although it has contributed to a temporary lower pace in business activities.

GLOBAL TECHNOLOGIES BUSINESS

Second-quarter sales in the Global Technologies business amounted to SEK 986 M (570) with 10% organic growth. Operating income before goodwill amortization amounted to SEK 133 M (79) with an EBITA margin of 13.5% (13.9). Return on capital employed before goodwill amortization was 41.8% (57.4). Operating cash flow before paid interest was SEK 137 M (120).

Sales for the half year totaled SEK 1,991 M (1,173) with organic growth of 6%. Operating income before goodwill amortization amounted to SEK 243 M (181) with an EBITA margin of 12.2% (15.4). Return on capital employed before goodwill amortization was 42.5% (42.5). Operating cash flow before paid interest was SEK 230 M (244).

The Hospitality market shows signs of a more stable market development after the long period of decline following 11 September 2001. The new ASSA ABLOY Hospitality organization, under a joint, small management team, is beginning to see improvements from the marketing point of view. Timelox has received a very prestigious hotel locks order in Las Vegas.

The Identification sector achieved a very good quarter with continuous successes for HID and Indala, in Europe as well as in the USA.

In the Door Automatics market, new-project sales remain soft but Besam's aftermarket sales are compensating through continued good development. The European operations are mostly doing well with improving profit levels. The US operations are involved in a restructuring program initiated in June.

OTHER EVENTS

ASSA ABLOY has acquired Metget, based in Sweden. The company develops, manufactures and markets transponders for access control cards. The integration is running well.

With effect from July 1, ASSA ABLOY has acquired the remaining 20% interest in the ASSA ABLOY Door Group, USA, from its joint venture partner SPX Corporation. The purchase price amounted to USD 80 M, in accordance with the original purchase agreement.

OUTLOOK FOR 2003*

In a soft market, and in spite of increased restructuring costs, ASSA ABLOY anticipates stable volumes and margins for comparable units in local currencies and good cash generation. There is strong confidence that security-driven demand will increase. The Group intends to grow and increase profit by leverage on its strong position and increased focus on customer value.

Stockholm, 7 August 2003

Bo Dankis
President and CEO

REVIEW REPORT

We have reviewed this interim report in accordance with the recommendation issued by FAR. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 7 August 2003

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

The next Quarterly Report from ASSA ABLOY AB for 2003 will be published on 7 November.

*from the Report for the First Quarter of 2003: ASSA ABLOY anticipates stable volumes in a soft market with continued margin improvements and good cash generation. There is a strong confidence that security driven demand will increase. The Group intends to grow and increase profit by leverage on its strong position and increase focus on customer value.

Further information can be obtained from
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, EVP and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85

Information about the analysts' meeting, web and telephone conference later today
can be found on ASSA ABLOY's website, **www.assaabloy.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Apr-Jun 2003 SEK M	Apr-Jun 2002 SEK M	Jan-Jun 2003 EUR M[1]	Jan-Jun 2003 SEK M	Jan-Jun 2002 SEK M	Jan-Dec 2002 SEK M
Sales	5,930.0	6,245.4	1,315.9	12,053.9	12,548.7	25,396.9
Cost of goods sold	-3,630.8	-3,807.7	-804.1	-7,365.2	-7,703.5	-15,525.9
Gross Income	**2,299.2**	**2,437.7**	**511.8**	**4,688.7**	**4,845.2**	**9,871.0**
Selling and administrative expenses	-1,529.1	-1,570.8	-335.4	-3,072.7	-3,115.7	-6,276.0
Operating income before goodwill amortization	**770.1**	**866.9**	**176.4**	**1,616.0**	**1,729.5**	**3,595.0**
Goodwill amortization	-236.6	-231.8	-52.4	-480.3	-464.2	-957.1
Operating income	**533.5**	**635.1**	**124.0**	**1,135.7**	**1,265.3**	**2,637.9**
Financial items	-129.1	-154.0	-28.8	-263.6	-325.1	-631.1
Share in earnings of associated companies	2.9	2.6	0.3	3.2	4.0	8.2
Income before tax	**407.3**	**483.7**	**95.5**	**875.3**	**944.2**	**2,015.0**
Tax	-143.3	-170.2	-33.6	-308.1	-332.4	-689.1
Minority interests	-6.6	-12.6	-1.2	-10.6	-26.7	-56.0
Net income	**257.4**	**300.9**	**60.7**	**556.6**	**585.1**	**1,269.9**

EARNINGS PER SHARE	Apr-Jun 2003 SEK	Apr-Jun 2002 SEK	Jan-Jun 2003 SEK	Jan-Jun 2002 SEK	Jan-Dec 2002 SEK
Earnings per share after tax and before conversion [3]	0.70	0.85	1.52	1.65	3.53
Earnings per share after tax and full conversion [4]	0.71	0.84	1.53	1.65	3.53
Earnings per share after tax and full conversion excluding goodwill [4]	1.34	1.48	2.82	2.93	6.13

CASH FLOW STATEMENT	Apr-Jun 2003 SEK M	Apr-Jun 2002 SEK M	Jan-Jun 2003 EUR M[1]	Jan-Jun 2003 SEK M	Jan-Jun 2002 SEK M	Jan-Dec 2002 SEK M
Cash flow from operating activities	664.5	881.3	115.0	1,053.1	1,516.5	3,846.7
Cash flow from investing activities	-228.2	-360.3	-53.6	-491.0	-663.0	-4,268.0
Cash flow from financing activities	-522.0	-146.1	-110.7	-1,014.1	-600.2	567.6
Cash flow	**-85.7**	**374.9**	**-49.3**	**-452.0**	**253.3**	**146.3**

BALANCE SHEET	30 Jun 2003 EUR M[2]	30 Jun 2003 SEK M	30 Jun 2002 SEK M	31 Dec 2002 SEK M
Intangible fixed assets	1,670.3	15,300.2	14,708.8	16,385.8
Tangible fixed assets	643.3	5,892.4	6,256.4	6,175.0
Financial fixed assets	66.3	606.9	577.1	668.0
Inventories	370.7	3,395.4	3,468.8	3,595.0
Receivables	473.4	4,336.4	4,292.0	4,241.5
Other non-interest-bearing current assets	95.0	871.1	827.3	703.4
Interest-bearing current assets	100.0	915.9	1,790.4	1,491.9
Total assets	**3,419.0**	**31,318.3**	**31,920.8**	**33,260.6**

Shareholders' equity	1,308.2	11,982.8	12,180.4	12,381.2
Minority interests	32.2	294.9	389.0	330.9
Interest-bearing provisions	110.9	1,015.8	1,023.5	1,023.3
Non-interest-bearing provisions	30.7	281.1	354.6	310.2
Interest-bearing long-term liabilities	969.8	8,883.7	9,370.4	9,349.2
Non-interest-bearing long-term liabilities	10.8	98.6	28.3	79.9
Interest-bearing current liabilities	489.5	4,484.1	4,126.3	5,172.0
Non-interest-bearing current liabilities	466.9	4,277.3	4,448.3	4,613.9
Total shareholders' equity and liabilities	**3,419.0**	**31,318.3**	**31,920.8**	**33,260.6**

CHANGE IN SHAREHOLDER'S EQUITY	30 Jun 2003 EUR M	30 Jun 2003 SEK M	30 Jun 2002 SEK M	31 Dec 2002 SEK M
Opening balance 1 January	**1,351.7**	**12,381.2**	**11,845.6**	**11,845.6**
Conversion to shares	-	-	14.0	127.2
Repurchase convertible debentures	-	-	-	-108.3
New share issue [5]	-	-	1,243.7	1,243.7
Dividend [7]	-49.6	-457.4	-353.8	-353.8
Exchange difference for the year	-54.6	-497.6	-1,154.2	-1,643.1
Net Income [1]	60.7	556.6	585.1	1,269.9
Closing balance at end of period [2]	**1,308.2**	**11,982.8**	**12,180.4**	**12,381.2**

KEY RATIO	Jan-Jun 2003	Jan-Jun 2002	Jan-Dec 2002
Return on capital employed, %	9.1	9.8	9.9
Return on capital employed before goodwill amortization, %	31.7	32.0	33.3
Operational return on capital employed, %	12.7	13.4	13.4
Return on shareholders' equity, %	8.6	9.2	9.9
Equity ratio, %	39.2	39.4	38.2
Interest coverage ratio, times	3.8	3.6	3.9
Interest on convertible debentures net after tax, SEK M	13.6	14.5	27.2
Number of shares, thousands	365,918	363,990	365,918
Number of shares after full conversion, thousands	370,935	371,730	370,935
Average number of employees	29,375	28,254	28,754

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Jun 2002	Full Year 2002	Q 1 2003	Q 2 2003	Jan-Jun 2003	12 month rolling
Sales	6,303.3	6,245.4	6,459.4	6,388.8	12,548.7	25,396.9	6,123.9	5,930.0	12,053.9	24,902.1
Organic growth [6]	0%	4%	3%	2%	2%	2%	0%	-2%	-1%	-
Gross income	**2,407.5**	**2,437.7**	**2,506.3**	**2,519.5**	**4,845.2**	**9,871.0**	**2,389.5**	**2,299.2**	**4,688.7**	**9,714.5**
Gross income / Sales	38.2%	39.0%	38.8%	39.4%	38.6%	38.9%	39.0%	38.8%	38.9%	39.0%
Operating income before depreciation	**1,104.3**	**1,105.5**	**1,172.2**	**1,163.0**	**2,209.8**	**4,545.0**	**1,077.6**	**992.9**	**2,070.5**	**4,405.7**
Gross margin (EBITDA)	17.5%	17.7%	18.1%	18.2%	17.6%	17.9%	17.6%	16.7%	17.2%	17.7%
Depreciation	-241.7	-238.6	-238.8	-230.9	-480.3	-950.0	-231.7	-222.8	-454.5	-924.2
Operating income before goodwill amortization	**862.6**	**866.9**	**933.4**	**932.1**	**1,729.5**	**3,595.0**	**845.9**	**770.1**	**1,616.0**	**3,481.5**
Operating margin before goodwill amortization (EBITA)	13.7%	13.9%	14.5%	14.6%	13.8%	14.2%	13.8%	13.0%	13.4%	14.0%
Goodwill amortization	-232.4	-231.8	-247.1	-245.8	-464.2	-957.1	-243.7	-236.6	-480.3	-973.2
Operating income	**630.2**	**635.1**	**686.3**	**686.3**	**1,265.3**	**2,637.9**	**602.2**	**533.5**	**1,135.7**	**2,508.3**
Operating margin (EBIT)	10.0%	10.2%	10.6%	10.7%	10.1%	10.4%	9.8%	9.0%	9.4%	10.1%
Financial items	-171.1	-154.0	-164.9	-141.1	-325.1	-631.1	-134.5	-129.1	-263.6	-569.6
Income before tax	**460.5**	**483.7**	**523.4**	**547.4**	**944.2**	**2,015.0**	**468.0**	**407.3**	**875.3**	**1,946.1**
Profit margin (EBT)	7.3%	7.7%	8.1%	8.6%	7.5%	7.9%	7.6%	6.9%	7.3%	7.8%
Tax	-162.2	-170.2	-184.2	-172.5	-332.4	-689.1	-164.8	-143.3	-308.1	-664.8
Minority interest	-14.1	-12.6	-17.2	-12.1	-26.7	-56.0	-4.0	-6.6	-10.6	-39.9
Net income	**284.2**	**300.9**	**322.0**	**362.8**	**585.1**	**1,269.9**	**299.2**	**257.4**	**556.6**	**1,241.4**

OPERATING CASH FLOW

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Jun 2001	Full Year 2002	Q 1 2003	Q 2 2003	Jan-Jun 2003	12 month rolling
Operating income before goodwill amortization	862.6	866.9	933.4	932.1	1,729.5	3,595.0	845.9	770.1	1,616.0	3,481.5
Depreciation	241.7	238.6	238.8	230.9	480.3	950.0	231.7	222.8	454.5	924.2
Net capital expenditure	-154.6	-211.7	-138.0	-334.6	-366.3	-838.9	-157.1	-184.2	-341.3	-813.9
Change in working capital	-154.8	148.0	137.4	274.3	-6.8	404.9	-297.9	-83.3	-381.2	30.5
Paid and recieved interest	-160.4	-168.5	-144.7	-107.0	-328.9	-580.6	-87.6	-169.4	-257.0	-508.7
Adjustment for non-cash items	8.3	12.3	-25.0	-1.3	20.6	-5.7	29.4	21.4	50.8	24.5
Operating cash flow	**642.8**	**885.6**	**1,001.9**	**994.4**	**1,528.4**	**3,524.7**	**564.4**	**577.4**	**1,141.8**	**3,138.1**
Operating cash flow / Income before tax	1.40	1.83	1.91	1.82	1.62	1.75	1.21	1.42	1.30	1.61

CHANGE IN NET DEBT

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Jun 2001	Full Year 2002	Q 1 2003	Q 2 2003	Jan-Jun 2003
Net debt at beginning of the period	15,534.2	14,987.2	12,639.9	15,115.8	15,534.2	15,534.2	13,988.9	13,701.6	13,988.9
Operating cash flow	-642.8	-885.6	-1,001.9	-994.4	-1,528.4	-3,524.7	-564.4	-577.4	-1,141.8
Paid tax	162.1	216.1	101.0	37.7	378.2	516.9	332.9	97.1	430.0
Acquisitions	148.2	148.5	3,151.3	120.7	296.7	3,568.7	105.7	38.6	144.3
New share issue	-	-1,243.7 [5]	-	-	-1,243.7 [5]	-1,243.7 [5]	-	-	-
Dividend	-	353.8	-	-	353.8	353.8	-	457.4	457.4
Translation differences	-214.5	-936.4	225.5	-290.9	-1,150.9	-1,216.3	-161.5	-312.0	-473.5
Net debt at end of period	**14,987.2**	**12,639.9**	**15,115.8**	**13,988.9**	**12,639.9**	**13,988.9**	**13,701.6**	**13,405.3**	**13,405.3**
Net debt / Equity, times	1.26	1.04	1.21	1.13	1.04	1.13	1.10	1.12	1.12

CAPITAL EMPLOYED AND FINANCING

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Q 1 2003	Q 2 2003
Capital employed	27,285.2	25,209.3	28,034.5	26,701.0	26,451.8	25,683.0
- of which goodwill	15,743.5	14,530.6	16,955.5	16,213.5	15,755.0	15,136.7
Net debt	14,987.2	12,639.9	15,115.8	13,988.9	13,701.6	13,405.3
Minority interest	436.6	389.0	401.9	330.9	315.0	294.9
Shareholders' equity	11,861.4	12,180.4	12,516.7	12,381.2	12,435.2	11,982.8

DATA PER SHARE

	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Q 4 2002 SEK	Jan-Jun 2001 SEK	Full Year 2002 SEK	Q 1 2003 SEK	Q 2 2003 SEK	Jan-Jun 2003 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.80	0.85	0.88	1.00	1.65	3.53	0.82	0.70	1.52	3.40
Earnings per share after tax and full conversion [4]	0.81	0.84	0.88	1.00	1.65	3.53	0.82	0.71	1.53	3.41
Earnings per share after tax and full conversion excluding goodwill [4]	1.45	1.48	1.55	1.65	2.93	6.13	1.48	1.34	2.82	6.02
Cash earnings per share after tax and full conversion	2.15	2.17	2.24	2.52	4.32	9.08	2.13	2.10	4.23	8.99
Shareholders' equity per share after full conversion	35.76	35.64	36.53	35.85	35.64	35.85	36.01	34.77	34.77	

SEGMENT REPORTING

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Apr-Jun respective 30 Jun	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	270	288	267	274	67	69	962	546			5,930	6,245
Sales, intragroup	7	11	1	3	5	5	24	24	-123	-170		
Sales	**277**	**299**	**268**	**277**	**72**	**74**	**986**	**570**	**-123**	**-170**	**5,930**	**6,245**
Organic growth [6]	*-3%*	*3%*	*-3%*	*5%*	*0%*	*3%*	*10%*	*-6%*			*-2%*	*4%*
Operating income before goodwill amortization	**35**	**41**	**41**	**44**	**9**	**9**	**133**	**79**	**-55**	**-66**	**770**	**867**
Operating margin before goodwill amortization	*12.6%*	*13.7%*	*15.3%*	*15.9%*	*12.5%*	*12.2%*	*13.5%*	*13.9%*			*13.0%*	*13.9%*
Goodwill amortization	-10	-10	-10	-10	-2	-2	-58	-30			-236	-232
Operating income	**25**	**32**	**31**	**34**	**7**	**7**	**75**	**49**	**-55**	**-66**	**534**	**635**
Operating margin	*9.0%*	*10.6%*	*11.6%*	*12.3%*	*9.7%*	*9.5%*	*7.6%*	*8.6%*			*9.0%*	*10.2%*
Capital employed	1,111	1,176	1,076	1,126	299	313	5,323	2,603	-20	-37	25,683	25,209
- of which goodwill	530	581	659	685	155	166	4,183	2,097			15,137	14,531
Return on capital employed	*9.1%*	*10.8%*	*11.4%*	*11.6%*	*9.2%*	*9.0%*	*5.6%*	*7.0%*			*8.5%*	*10.1%*
Return on capital employed before goodwill amortization	*24.5%*	*27.6%*	*38.4%*	*39.1%*	*24.7%*	*24.7%*	*41.8%*	*57.4%*			*29.8%*	*32.4%*
Operating income before goodwill amortization	35	41	41	44	9	9	133	79	-55	-66	770	867
Depreciation	14	14	8	8	2	2	17	12	1	1	223	239
Net capital expenditure	-11	-13	-9	-8	-2	-5	-8	-5	-3	6	-184	-212
Change in working capital	-5	15	1	4	3	1	-5	34	-60	-70	-83	148
Cash flow	**33**	**57**	**41**	**48**	**12**	**7**	**137**	**120**			**725**	**1,042**
Adjustment for non-cash items									21	13	21	12
Paid and recieved interest									-169	-169	-169	-169
Operating cash flow											**577**	**886**

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Jan-Jun respective 31 Jun	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	549	570	529	541	134	130	1,946	1,126			12,054	12,549
Sales, intragroup	16	20	2	5	10	10	45	47	-262	-331		
Sales	**565**	**590**	**531**	**546**	**144**	**140**	**1,991**	**1,173**	**-262**	**-331**	**12,054**	**12,549**
Organic growth [6]	*-2%*	*2%*	*-2%*	*4%*	*5%*	*2%*	*6%*	*-4%*			*-1%*	*2%*
Operating income before goodwill amortization	**75**	**81**	**83**	**83**	**18**	**15**	**243**	**181**	**-88**	**-119**	**1,616**	**1,730**
Operating margin before goodwill amortization	*13,2%*	*13,7%*	*15,5%*	*15,2%*	*12,6%*	*10,7%*	*12,2%*	*15,4%*			*13,4%*	*13,8%*
Goodwill amortization	-19	-19	-20	-20	-5	-5	-118	-63			-480	-464
Operating income	**56**	**63**	**63**	**63**	**13**	**10**	**125**	**118**	**-88**	**-119**	**1,136**	**1,265**
Operating margin	*9,9%*	*10,7%*	*11,8%*	*11,6%*	*9,1%*	*7,1%*	*6,3%*	*10,1%*			*9,4%*	*10,1%*
Capital employed	1,111	1,176	1,076	1,126	299	313	5,323	2,603	-20	-37	25,683	25,209
- of which goodwill	530	581	659	685	155	166	4,183	2,097			15,137	14,531
Return on capital employed	*10,2%*	*10,5%*	*11,5%*	*11,0%*	*8,4%*	*6,1%*	*4,6%*	*5,5%*			*9,1%*	*9,8%*
Return on capital employed before goodwill amortization	*27,1%*	*26,6%*	*38,4%*	*36,8%*	*24,3%*	*19,5%*	*42,5%*	*42,5%*			*31,7%*	*32,0%*
Operating income before goodwill amortization	75	81	83	83	18	15	243	181	-88	-119	1,616	1,730
Depreciation	28	29	16	16	5	5	35	25	2	2	454	480
Net capital expenditure	-19	-22	-13	-12	-6	-7	-30	-19	-4	5	-341	-366
Movement in working capital	-25	-8	-9	2	2	6	-18	57	-70	-44	-381	-7
Cash flow	**59**	**80**	**77**	**89**	**19**	**19**	**230**	**244**			**1,348**	**1,837**
Adjustment for non-cash items									51	21	51	21
Paid and recieved interest									-257	-329	-257	-329
Operating cash flow											**1,142**	**1,528**
Average number of employees	12,958	13,035	10,323	10,456	3,552	3,726	2,487	991	55	46	29,375	28,254

Jan-Dec respective 31 Dec 2002	EMEA [8]	Americas [9]	Asia Pacific [10]	Global technologies [11]	Other	Total
	EUR M 2002	USD M 2002	AUD M 2002	SEK M 2002	SEK M 2002	SEK M 2002
Sales, external	1,112	1,086	283	3,194		25,397
Sales, intragroup	40	9	24	91	-665	
Sales	**1,152**	**1,095**	**307**	**3,285**	**-665**	**25,397**
Organic growth [6]	*1%*	*2%*	*6%*	*0%*		*2%*
Operating income before goodwill amortization	**155**	**178**	**39**	**450**	**-206**	**3,595**
Operating margin before goodwill amortization	*13.4%*	*16.3%*	*12.8%*	*13.7%*		*14.2%*
Goodwill amortization	-38	-39	-10	-186		-957
Operating income	**117**	**139**	**29**	**264**	**-206**	**2,638**
Operating margin	*10.1%*	*12.8%*	*9.5%*	*8.0%*		*10.4%*
Capital employed	1,099	1,109	320	5,519	-178	26,701
- of which goodwill	552	677	171	4,380		16,214
Return on capital employed	*10.2%*	*12.2%*	*5.7%*	*6.1%*		*9.9%*
Return on capital employed before goodwill amortization	*27.0%*	*39.2%*	*17.3%*	*45.0%*		*33.3%*
Operating income before goodwill amortization	155	178	39	450	-206	3,595
Depreciation	56	32	11	63	3	950
Net capital expenditure	-48	-29	-14	-49	1	-839
Movement in working capital	27	10	7	76	-52	405
Cash flow	**190**	**191**	**43**	**540**		**4,111**
Adjustment for non-cash items					-5	-5
Paid and recieved interest					-581	-581
Operating cash flow						**3,525**
Average number of employees	12,972	10,363	3,696	1,676	47	28,754

[1] Translated using an average rate during the year, 1 EUR = 9.16.

[2] Translated using a closing rate at 30 June 2003, 1 EUR = 9.16

[3] Number of shares, thousands, used for the calculation amount to 365,918 for June 2003, 355,340 for June 2002 and to 359,952 for December 2002.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for June 2003, 363,222 for June 2002 and to 366,716 for December 2002.

[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[7] Translated using transaction day rate, 1 EUR = 9.23

[8] Europe, Israel and Africa

[9] North and South America

[10] Asia, Australia och New Zealand

[11] Door Automatics, Hospitality och Identification

INVITATION FROM ASSA ABLOY

31 July 2003

ASSA ABLOY Interim Report January-June 2003 on 7 August

The ASSA ABLOY Group will release the Interim Report January-June 2003 on **Thursday 7 August 2003**. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Operaterrassen in Stockholm

Bo Dankis' presentation of the Interim Report January-June 2003 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Thursday 7 August** will be as follows **(Swedish time, GMT + 2)**:

12.00	Investors' meeting and live web conference starts Presentation of the Interim Report January-June 2003 by Bo Dankis, President and CEO
12.30	Questions and answers (you can call in on telephone nr: +46 8 562 10 220
13.00	Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the telephone conference on **+44 (0) 207 162 01 87**.

The agenda for the telephone conference on **Thursday 7 August** will be as follows **(Swedish time, GMT + 2)**:

16.00	Call in to the conference
16.10	Review of the Interim Report January-June 2003 by Bo Dankis, President and CEO, and Göran Jansson, Executive Vice President and CFO
16.30	Questions and answers
16.40	Closing of telephone conference

Copies of the presentation (Interim Report January-June 2003) will be available one hour before the conference starts at **www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for ten working days on +44 (0) 208 288 44 59, access code: 409062.

If you have any questions concerning the two activities, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: +46-8-506 485 000, Fax: +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.